May 5, 2026

Nelson Urdaneta
Senior Vice President and Chief Financial Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

       Re: Kimberly-Clark Corporation
           Form 10-K for the Year Ended December 31, 2025
           Filed February 12, 2026
           File No. 001-00225
Dear Nelson Urdaneta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing